KWESST To Provide General Corporate Update Next Week With Results of Annual And Special Meeting Of Shareholders

March 31st, 2023 - Ottawa - KWESST Micro Systems Inc. (Nasdaq: KWE, KWESW) (TSXV: KWE) (FSE: 62UA) ("the Company" or "KWESST"), a developer of next-generation tactical systems for military, security, and personal defense markets, today announced that its general corporate update originally planned for this week will instead be issued next week so that it can include the results of the Company's Annual and Special Meeting Of Shareholders which takes place today at 4pm Eastern Time.

About KWESST
KWESST (NASDAQ: KWE and KWESW) (TSXV: KWE) (FSE: 62UA) develops and commercializes breakthrough next-generation tactical systems designed to meet the requirements of military and security forces for overmatch capability against adversaries. The company's current portfolio of unique proprietary offerings includes its unique non- lethal PARA OPSTM system with application across all segments of the non-lethal market, including law enforcement and personal defense. KWESST is also engaged in the digitization of tactical forces for shared situational awareness and targeting with its signature TASCS (Tactical and Situational Control System) for real-time awareness and targeting information from any source (including drones) streamed directly to users' smart devices and weapons. Other KWESST products include countermeasures against threats such as electronic detection, lasers and drones. These systems can operate stand-alone or integrated seamlessly with OEM products and battlefield management systems including ATAK. The Company is headquartered in Ottawa, Canada, with operations in Stafford, VA and representative offices in London, UK and Abu Dhabi, UAE.

For more information, please visit kwesst.com.

Contact: Steve Archambault, CFO, archambault@kwesst.com Jason Frame, Investor Relations: frame@kwesst.com

Investor Contact:
Dave Gentry, CEO RedChip Companies
1-800 RED-CHIP (733-2447) 407-491-4499 KWEMF@redchip.com

Forward-Looking Information and Statements
This press release contains "forward-looking statements" and "forward-looking information" within the meaning of Canadian and United States securities laws (collectively, "forward-looking statements"), which may include, but are not limited to: participation in tradeshows, conferences and events and expectations as to potential business opportunities generated by such participation, participation in meetings with military and defence industry partners and government agencies, and the outcomes of such meetings, interest in our products, notably the TASCS Overwatch Commander system, and expectations as to potential orders from other police and public safety agencies following the first order for the TASCS Overwatch Commander system from a G7 capital city police force. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "is expected", "expects", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of KWESST's management and are based on assumptions and subject to risks and uncertainties. Although KWESST's management believes that the assumptions underlying such statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting KWESST, including risks relating to: evolution of the global public safety market; general economic and stock market conditions; adverse industry events; loss of markets; future legislative and regulatory developments in Canada, the United States and elsewhere; the ability of KWESST to implement its business strategies; risks and uncertainties detailed from time to time in KWESST's filings with the Canadian Securities Administrators and the SEC; and many other factors beyond the control of KWESST. Although KWESST has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement can be guaranteed. Except as required by applicable securities laws, forward-looking statements speak only as of the date on which they are made and KWESST undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Neither the TSX Venture Exchange nor its respective Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.